Exhibit 98.1

INSIDER TRADING POLICY

Effective Date: 16 August 2024

Revision: 0

Purpose

This Policy is intended to prevent the unlawful use of inside information by Sasol’s personnel. This Policy supplements, and does not replace, applicable securities laws in respect of insider trading. All Sasol directors, employees, representatives and other personnel must comply with all applicable securities laws in respect of insider trading (howsoever described), market manipulation and the disclosure of inside information.

Approval

Signature of approver:	/s/ V.D.kahla

Name of approver:	V D Kahla

Designation of approver:	Executive Vice President:
Commercial and Legal

INSIDER TRADING POLICY

1.	BACKGROUND

The primary listing of Sasol Limited (the Company) is on the Johannesburg Stock Exchange (JSE). The Company is also listed on the New York Stock Exchange for purposes of its American Depositary Receipt (ADR) programme. A subsidiary of the Company also has certain of its securities traded on the Börse Frankfurt, an exchange within the European Union (EU).

Underpinned by Sasol’s Code of Conduct, Sasol is committed to upholding both the letter and the spirit of the securities laws of South Africa, the United States (US) and Europe as well as other jurisdictions in which it conducts business. Securities laws make it unlawful to transact in securities based on inside information (as described below) or to pass such information along to others who buy or sell securities. It is also an offence to encourage or discourage another person to transact in securities based on inside information. Insider trading is a serious offence that can carry severe criminal or civil penalties for both Sasol and the individuals involved.

2.	APPLICATION
A.	Individuals

This Policy applies to Sasol and its subsidiaries and affiliates globally (collectively Sasol or Sasol Persons). This includes:

•	all executive and non-executive directors;
•	all full-time, part-time or temporary employees; and
•	any agents, representatives, advisors, service providers or consultants of Sasol.
B.	Securities

This Policy applies to all transactions in Sasol securities, including shares, bonds, ADRs, convertible instruments, entitlements, rights, warrants, futures and other derivatives, or nil/fully paid letters, the award, acceptance, vesting and settlement of awards made under any of Sasol’s equity incentive plans, the acceptance, acquisition, disposal or exercise of an option or other obligation to acquire or dispose of securities and the encumbrance of securities or use of securities as security or collateral.

The prohibition on insider trading in this Policy is not limited solely to trading in the Company’s securities. It includes trading in the securities of other companies such as customers or suppliers of Sasol as well as those with which Sasol may be negotiating major transactions such as an acquisition, investment or sale. Information that is not material to Sasol may nevertheless be material to one of those other companies. In the course of pending or proposed transactions that Sasol has under consideration at any given time, there may be inside information relating to other companies to which a Sasol Person may have access to.

Insider trading policy

Approved: 16 August 2024

Revision: 0

3.	POLICY

Sasol Persons may not buy, sell or otherwise transact in (including the cancellation or amendment of an existing order), or attempt to buy, sell or otherwise transact in, directly or indirectly, securities of the Company, or other companies such as customers, suppliers or other counterparties of Sasol, while in the possession of inside information.

Sasol Persons may not disclose any inside information to any other person, except with the prior consent of the Disclosure Officer or the Company Secretary of Sasol Limited (the Group Company Secretary), which may only be permitted where that disclosure is made in the course of such Sasol Person’s employment, profession or other applicable duties with Sasol or as otherwise permitted by applicable laws and regulations. Furthermore, Sasol Persons are strictly prohibited from recommending or inducing another person to transact in securities on the basis of inside information.

The above restrictions apply whether inside information is obtained in the course of employment or business, from friends, relatives, acquaintances or strangers, or from overhearing the conversations of others. Where specific conduct may be permitted under local law, but is prohibited by this Policy, the requirements of this Policy will supersede such permitted conduct.

Common examples of inside information include unpublished information regarding:

•	earnings, earnings per share and headline earnings per share or any information which may affect or involve a prediction or forecast of the aforementioned;
•	mergers, acquisitions, disposals, joint ventures, material asset sales or acquisitions;
•	new products, processes or discoveries;
•	developments in respect of major customers or suppliers;
•	changes in control or management;
•	changes in the board of directors or a change of auditors;
•	information about the securities of the company such as issue of shares, share buy- backs or changes in the rights of shareholders;
•	major litigation or settlements;
•	major safety, health and environmental (SHE) issues and incidents;
•	competition/antitrust matters;
•	major corporate financing;
•	changes in top risk factors;
•	any matter with a major reputational impact; and
•	any other information that, if made public, would be likely to have an effect on the price of Sasol securities.

The Disclosure Officer and/or Group Company Secretary should be consulted where there is any uncertainty in relation to whether any information constitutes or might be considered to be inside information.

The restrictions on Sasol Persons included in this Policy also applies to associates of Sasol Persons who possess inside information under circumstances where the associate knows, or ought to know, that the information is inside information (for example, by being provided the inside information by a Sasol Person). For this Policy, an ‘associate’ of a relevant person means (i) their spouse, domestic partner, dependent children and certain other relatives; and (ii) any legal person, trust or partnership, the managerial responsibilities of which are discharged by the relevant person or by a person referred to

Insider trading policy

Approved: 16 August 2024

Revision: 0

in point (i), which is directly or indirectly controlled by such a person, which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

It is important to avoid even the appearance of insider trading. In this regard, confidential information relating to Sasol’s performance, projections, operating results, financial condition or material corporate transactions should only be communicated internally on a need-to-know basis and only the minimum necessary amount of information should be shared. To further help avoid the appearance of insider trading, Sasol has implemented a number of additional rules and restrictions related to trading in securities, which follow.

4.	CLOSED PERIODS

Directors and prescribed officers of Sasol Limited, senior managers1 of Sasol and directors of Sasol Limited’s Major Subsidiaries (as defined in the JSE Listings Requirements), (collectively, Persons Discharging Managerial Responsibilities) are prohibited from transacting in Sasol securities during the following time periods:

(a)	the time period from 1 January every year until two days from the date on which the interim financial results are published;
(b)	the time period from 1 July every year until two days from the date on which the annual financial results are published;
(c)	any period when the Company is trading under a cautionary announcement; and
(d)	any additional closed period identified in writing by the Group Company Secretary.

Persons Discharging Managerial Responsibilities must advise investment managers transacting on their behalf or on behalf of their associates that they may not transact in Sasol securities without such person’s express written consent. This obligation extends to a person who has authorised a broker to transact on his/her behalf without reference to such person.

The Group Company Secretary will institute additional closed periods for certain groups of employees, from time to time, if he/she is of the opinion that there is an increased risk of insider trading due to the existence of inside information (Precautionary Closed Periods or Prohibited Periods). Such employees will be informed individually by the Group Company Secretary of the imposition of a Precautionary Closed Period.

5.	PREAPPROVAL FOR DIRECTORS’ AND PRESCRIBED OFFICERS’ TRANSACTIONS IN SASOL SECURITIES

Directors and the Group Company Secretary must obtain clearance to transact in the Company’s securities from the Chairman of the Sasol Limited Board and, if s/he is not available, the Chairman of the Sasol Limited Audit Committee, prior to transacting in any the Company’s securities.

Prescribed Officers of Sasol Limited must obtain clearance from the President and Chief Executive Officer or, in his absence, from the Chairman of the Sasol Limited Board. If the Chairman is not available, the Chairman of the Sasol Limited Audit Committee should be asked for clearance through the office of the Group Company Secretary.

1 Senior management in this Policy refers to everybody in GEC1, GEC2 and GEC3.

Insider trading policy

Approved: 16 August 2024

Revision: 0

Directors of Major Subsidiaries of Sasol Limited, except for prescribed officers who serve on those boards, must obtain clearance from an executive director of Sasol Limited through the office of the Group Company Secretary, prior to transacting in the Company’s securities.

Clearance to transact will be limited to up to five business days at a time.

Directors, prescribed officers and the company secretaries of Sasol Limited and Major Subsidiaries are required to provide the office of the Group Company Secretary with the details of all transactions by no later than three business days after transacting in the Company’s securities. The Company will announce all such transactions on SENS within 24 hours from receiving the information and file a copy of the announcement with the US Securities and Exchange Commission (SEC). The Company may also make further disclosures and filings with other relevant regulatory authorities in relation to such transactions as required.

Directors, prescribed officers and the company secretaries of Sasol Limited and Major Subsidiaries must advise their associates of the companies of which they are directors and must also advise the associates in writing that they must notify them immediately after they have transacted in the Company’s securities in order for the director or employee to comply with his/her obligations vis-à-vis the Company.

The Group Company Secretary maintains an ‘insider list’ as appropriate, of all the directors, prescribed officers and the company secretaries of Sasol Limited and its Major Subsidiaries, as well as any other persons who are exposed or likely to be exposed to inside information during the course of their employment, profession or other duties for Sasol. This insider list shall at a minimum include the following information as well as any other information that might be required by applicable laws and regulations from time to time:

•	the identity of any person having access to inside information;
•	the date at which that person obtained access to inside information; and
•	the date on which the insider list was drawn up.

This insider list will be subject to ongoing review and may be disclosed to regulatory authorities as required by and in accordance with applicable laws and regulations. The insiders on the list will be required to provide personal information for inclusion in the insider list in accordance with applicable laws. Any such insider must notify any disclosure of inside information to any third party (eg, another employee or director, or a professional adviser) such that the list can be kept updated.

This Policy will be shared with such persons on the insider list to ensure that they are aware of the legal and regulatory duties (and associated sanctions) applicable to them in relation to insider trading and inside information.

6.	MEANING OF INSIDE INFORMATION

Inside information as referred to in this Policy is deemed to be information as described below.

Insider trading policy

Approved: 16 August 2024

Revision: 0

The Financial Markets Act no. 19 of 2012, which makes insider trading an offence, deﬁnes inside information as information concerning Sasol which, if it were made public, would be likely to have a material eﬀect on the Company’s share price, or on any JSE-listed derivative security in respect of any of the Company’s shares. This is similar to the JSE Listings Requirements which define price sensitive information as unpublished information that is specific or precise, which if it were made public, would have a material effect on the price of an issuer’s securities.

In addition, requirements applying in the US in relation to insider trading refer to ‘material non-public information’, which relates to information that has not been disseminated broadly to investors in the marketplace, and which there would be a substantial likelihood that a reasonable investor would consider it important in making an investment decision.

Similarly, for the purposes of the EU’s Market Abuse Regulation, ‘inside information’ includes information of a precise nature, which has not been made public, relating, directly or indirectly, to Sasol or to one or more of its securities, and which, if it were made public, would be likely to have a significant effect on the prices of those securities.

Information is material if there is a likelihood it would be considered important by a reasonable investor in determining whether to buy, hold or sell the shares or other securities of the Company to which the information relates. Material information could relate to past events, future expectations, or any other aspect of the business and could be positive or negative. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight, and very small movements in price may be determined to be material.

Information has not been made public if it is not generally known or available to the public, such as when the information has not been widely disseminated to the public through SENS, an ‘officially appointed mechanism’ in the EU (OAM), major newswire services, a webcast generally available to the public or a filing with the SEC. For purposes of this Policy, information relating to Sasol is considered not public until Sasol Limited has made any necessary disclosure, whether through a press release, SENS, OAM or other Company disseminated public announcement and enough time has elapsed to permit the investment market to absorb and evaluate the information.

7.	DEALING IN OTHER COMPANIES’ SECURITIES

The principles and guidelines described herein also apply to inside information relating to other companies, including potential joint venture partners, customers, vendors and suppliers of the Company, as well as potential merger or acquisition candidates (Business Partners), when that information is obtained in the course of employment with, or providing services on behalf of, Sasol. For the purposes of this Policy, information about Business Partners should be treated in the same way as information related directly to the Company. Sasol employees and personnel may also, from time to time, be prohibited from trading in securities relating to such other companies or be subject to closed periods during which trading in these other companies is prohibited.

Insider trading policy

Approved: 16 August 2024

Revision: 0

8.	RULE 10B5-1 PLANS

Sasol’s equity incentive plans do not permit the setting up of any trading plan as envisaged in terms of the Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Directors and employees who plan to adopt a Rule 10b5-1 trading plan must obtain approval from the Remuneration Committee of Sasol Limited.

9.	COMPLIANCE WITH THIS POLICY

This Policy supports Sasol’s commitment to doing business in an ethical way. Compliance with company policies is required of all Sasol employees and directors pursuant to their employment or service contract. Sasol, its directors and senior management take breaches of its policies very seriously. A breach is a disciplinary matter and, depending on the severity of the breach, consequences may range from a warning to termination of employment or contract of service, and where applicable, will be reported to the JSE or other relevant regulatory authority. Failure to comply with the regulations stipulated in legislation and the JSE Listings Requirements, may result in a serious penalty imposed by the JSE or other relevant regulatory authority. Conviction of an oﬀence pertaining to insider trading or non-disclosure of securities transactions may result in a substantial ﬁne, public censure, disgorgement or imprisonment.

Any breach of or non-compliance with this Policy, including regarding disclosure of inside information, must be communicated to the Group Company Secretary promptly. The Group Company Secretary, with input from key stakeholders, will consider the appropriate action required. All instances of non-compliance with this Policy will be included in the regular compliance reporting processes and reported to the Nomination and Governance Committee of Sasol Limited.

Any inquiries in relation to any matter in this Policy should be directed towards the Disclosure Officer or Group Company Secretary.

Insider trading policy

Approved: 16 August 2024

Revision: 0